SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
PETROBRAS DISTRIBUIDORA S.A.

PRESS RELEASE

Share Exchange Ratio of BR Distribuidora for Petrobras Shares

(Rio de Janeiro, January 28, 2003). – PETROLEO BRASILEIRO S.A – Petrobras (“Petrobras”), (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company and PETROBRAS DISTRIBUIDORA S.A. (“BR Distribuidora”), pursuant to item 3.1.1 of the notice of a public offering for the acquisition of shares in exchange for the delisting of BR Distribuidora (“Offering”), published on December 30, 2002 (“Notice”), wish to inform their shareholders as to the following:

1.

the Efficacy Condition (definition of which is established in item 2.1.1 of the Notice) was implemented on January 28, 2003, the Offering therefore being ratified in accordance with the terms of the Notice.

2.

the RTR ratio (definition of which is established in the Notice) was set at 0,9427 share of Petrobras for 1,000 shares of BR Distribuidora calculated on the basis of the formula in item 2.4.1 of the Notice;

3.	the Offering auction will be held on January 29, 2003 (“Auction Date”) pursuant to item 3.1 of the Notice;

4.

the issue price of the preferred shares to be issued by Petrobras relative to the Offering (“Offered Shares”), is R$ 45.08 per Offered Share as established in the provisions of item 10.2.1 of the Notice.

5.

pursuant to item 12.1 of the Notice, all the expenses relative to the accounting and settlement of the Offering shall be borne exclusively by Petrobras, including São Paulo Stock Exchange – BOVESPA’s fees and the Brazilian Clearing and Depository Corporation – (Companhia Brasileira de Liquidação e Custódia) – CBLC’s settlement commission due from the shareholders, title holder’s of BR Distribuidora shares (“Shares under Consideration”) participating in the Auction. Additionally, Petrobras shall bear the brokerage charges collected by the Brokerage Houses (as established in the Notice), representing at the Auction the shareholders that have title to the Shares under Consideration up to the maximum value of 0.025% (twenty-five thousandths of one percentage point), applied on the amount registered at the Bovespa for each participant; and

6.

the shareholders that wish to sell the Shares under Consideration, to which they have title, at the Auction, must, by 12:00 p.m. on January 29, 2003, comply with procedures for blocking the Shares under Consideration to which they have title, pursuant to item 2.5.3.1 of the Notice.

Any additional and relevant information on the Offering will be the subject of a further announcement of a press release to be published by Petrobras and BR Distribuidora pursuant to CVM Instruction 358 of January 3, 2002.

Rio de Janeiro, January 28, 2003.

João Pinheiro Nogueira Batista
Petrobras CFO and Investor Relations Director

Abelardo de Lima Puccini
BR Distribuidora CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.